UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Deer Valley Corporation

(Name of Company)

Common Stock, par value $.001 per share

(Title of Class of Securities)

24419610

(CUSIP Number)

Timothy Brog

Peerless Systems Corporation

1055 Washington Blvd.

Stamford, CT 06901

(203) 350-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24419610	SCHEDULE 13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peerless Systems Corporation EIN 95-3732595
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,436,458 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 12,436,458
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,436,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% *
14.	TYPE OF REPORTING PERSON (see instructions) CO

 * Calculated based on 15,401,387 shares of the common stock, par value $.001 per share (the “Common Stock”), of Deer Valley Corporation (the “Company” or “Issuer”) outstanding as of August 1, 2014, as reported in the Company’s Report on Form 10-Q for the period ended June 28, 2014 and filed with the SEC on August 12, 2014 and taking into account the effect of 126,000 shares sold by the Company to the Reporting Person.

CUSIP No. 24419610	SCHEDULE 13D	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.  Identity and Background.

(a)	This statement is being filed by Peerless Systems Corporation, a Delaware Corporation (the “Reporting Person”). The name, business address, current principal occupation and the address of the principal occupation of each executive officer and director of the Reporting Person is set forth in Schedules A hereto, respectively, and is incorporated herein by reference.

(b)	The principal business and principal office address of the Reporting Person is 1055 Washington Blvd., 8th Floor, Stamford, CT 06901.

(c)

The Reporting Person is a NASDAQ listed company that licenses imaging and networking technologies to the digital document markets, which include original equipment manufacturers (“OEMs”) of color and monochrome printers and multifunction office products. The Reporting Person licenses software-based imaging and networking technology for controllers in embedded, attached and stand-alone digital document products such as printers, copiers and multifunction products of OEMs.

(d)

Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any other person identified in response to this Item 2, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any other person identified in response to this Item 2, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each such person is a resident and citizen of the United States.

CUSIP No. 24419610	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Company.

(a)	On October 6, 2014, the Reporting Person closed on the acquisition of an aggregate of 12,436,458 shares of the Company’s Common Stock, of which 12,310,458 shares of Common Stock were acquired from Vicis Capital Master Fund and 126,000 shares of Common Stock were acquired from the Company. The foregoing 12,436,458 shares of Common Stock represent approximately 80.1% of the Issuer’s outstanding Common Stock (based upon 15,401,387 shares of Common Stock outstanding at August 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2014 filed with the SEC on August 12, 2014, and taking into account the effect of 126,000 shares that were sold by the Company to the Reporting Person).

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 12,436,458 shares of the Company’s Common Stock.

(c)

The shares of Common Stock that are owned by the Reporting Person were acquired from the Company and Vicis pursuant to a Stock Purchase Agreement dated September 3, 2014 for an aggregate purchase price of $3,681,900. There have been no other transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company’s common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.

(e)	Not applicable.

CUSIP No. 24419610	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2014

PEERLESS SYSTEMS CORPORATION

By:      /s/ Timothy E. Brog,

Title:   Chief Executive Officer

Schedule A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

Name and Position	Present Principal Occupation	Business Address

Timothy Brog, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of the Reporting Person	Peerless Systems Corporation 1055 Washington Blvd, 8th Floor Stamford, CT 06901

Yi Tsai, Chief Financial Officer		Peerless Systems Corporation 1055 Washington Blvd, 8th Floor Stamford, CT 06901

Jeffrey Hammer, Director	Managing Director at Houlihan Lokey	c/o Peerless Systems Corporation 1055 Washington Blvd, 8th Floor Stamford, CT 06901

Matthew Dickman, Director	Co-founder of Just Salad LLC	c/o Peerless Systems Corporation 1055 Washington Blvd, 8th Floor Stamford, CT 06901

Gerald Stein, Director	Attorney for the Federal Trade Commission	c/o Peerless Systems Corporation 1055 Washington Blvd, 8th Floor Stamford, CT 06901